San Giovanni

Female Founder Food Fundraising

Iconic commercial fishing vessel delivering fresh seafood in Monterey since 1959

MONTEREY





The San Giovanni is a third-generation, family-run commercial fishing boat. Our family has been catching fish on her, over 70 different species, out of Monterey Bay since 1959. When my father-in-law passed away four years ago, operations stopped as ownership was transferred to my wife and me. Now, we're raising funds to finish refurbishing the... more

Elizabeth Nozicka Founder @ San Giovanni

Why you may want to support us...

1. Projected $400K to $750K in revenue each year, $240K in yearly expenses.
2. Capable of $20,000 worth of fish in a three-day trip.
3. One of 120 boats in the Certified Sustainable West Coast Groundfish Trawl Fishery.
4. Third-generation family business.
5. 70-foot wooden boat, 75 years old.
6. The F/V San Giovanni LLC owns California State Halibut trawl permit and lease for Federal Limited Entry Trawl permit. These two permits allow the boat operate all year round without seasonal restrictions.

Why people love us


SBW

The San Giovanni has been at home port in Monterey harbor for almost 60 years and the boat has become a piece of history in the community. The vessel can be seen all over town, in photographs and paintings at local restaurants, and it's even part of the logo for Royal Seafood.

Caitlin Conrad
Reporter for KSBW8

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Elizabeth Nozicka
Founder
Third generation of family fishing



Jiri Nozicka
CEO
Skipper on the San Giovanni for 20+ years, helped start educational fishing festivals/exhibits

Some of our investors

WE'VE RAISED $59,933 FROM 60 INVESTORS SINCE OUR FOUNDING



Arno Hesse
All about strengthening communities by rebuilding local economies. Co-founded Credibles (@EdibleCredits). @SlowMoney investor.



Jeffery Peters
I live in New Jersey and am enjoying learning about new startups and investments.

Kirk Damman
Patent Attorney in Saint Louis



Gerardo Pardo-Castellote
Seeking to not regret the decisions I never made.



Shankar Narayanan Shankar Ganapathy S
Solutions at Par. Technology no bar. Know more @ shankarnarayanan.com



Christopher Calvi
VP Business Development at Octopart. Formerly at Adknowledge and Shopzilla. BS from Georgia Tech.



Amy Cortese
Journalist/author/entrepreneur/localist



Chase Warren Raymond
Just another guy who's trying to make it big in the world.



Jennifer Bisignano
she a girl that loves yoga

along with 51 other investors

In the news

Refurbishing a 60-Year-Old Iconic Monterey Fishing Boat



The San Giovanni fishing in 2003

Our family has owned and operated the San Giovanni, a commercial fishing boat, since 1959. We catch 70+ species of fish in the Monterey Bay to sell to restaurants and wholesalers in the Monterey Bay and San Francisco Bay Area. When Elizabeth's father passed away four years ago, we had to cease operations. Now, we're raising funds to finish refurbishing the San Giovanni so she can be out on the water doing what she does best.

Our Journey So Far



March 2018: Hauling out of the water



In March 2018, we hauled the boat out of water at Monterey Bay Boatworks. We had to take everything out of the boat -- 35 tons of fuel tanks, net reel, main winches, stripped out the whole cabin to bare walls. The only thing left on the boat was the engine and one fuel tank.

We have fixed the bottom of the boat, re-armored the stern of the boat in stainless steel, painted the boat and put it back in the water in June 2018. Since then, we have rebuilt and installed the mast and main boom, put in the hydraulic tank and its system, re-planked sections of the main deck, built a new kitchen in the galley, and rebuilt a fish hold.

What's Left to Do

We still need to prepare and re-install the winches and net reel, rebuild and re-install some parts of the hydraulic system, rewire some of the electrical systems, upgrade fishing gear, purchase additional safety equipment, and reinstall the main fuel tanks.

Like a Phoenix From the Ashes

When we were fishing, we brought in $200-300K in revenue each year. The fishery was in a very deep recession and under lots of regulatory pressure. Boats and markets were leaving the industry in large numbers. Twenty years ago, there were 300 active vessels; now there are only 120.

Since we stopped four years ago, our fishery has been certified sustainable, which helps to drive prices of our fish up. New markets and marketing opportunities are emerging. We are looking forward joining in the fun again.

Demand for fresh fish in our local markets is rising. With the boat full-time fishing, we believe we can easily reach $500K/year in gross receipts. We could reach up to $750K a year if new markets and business relations come to fruition in Monterey fishing industry.



September 2018- Fishermen festival in Monterey, Santa Rosalia

What your investment gets you

We're raising a **$51,000 to $107,000 loan** from you - our community!

We'll repay the loan over **four years**, with a **5% interest rate** (or 5.5% interest rate if you invest in the first $20,000 of the raise).

Our Economics

$16K-$22K	$6K-$8K	$400K - $750K
Market value of a 2-3 day trip	Costs with 2-3 day drip	Projected revenue each year

3
Months until San Giovanni is ready to fish



Assumptions: Revenue From a Two- to Three-Day Trip

$8,500	$2,000	$3,000
20,000 lbs of Dover Sole	1,500 lbs of Sable Fish	2,500 lbs of Thornyhead Rockfish
$1,500-$3,500	**$1,000-$2,500**	**$1,000-$4,000**
2-4,000 lbs of various Rockfish	1-2,000 lbs of Petrale Sole	1,500-5,000 lbs of Sand Dabs
$500-$2000		
Other various fish		

Assumptions: Average Costs of Fishing Trip

Fuel: $1K / day. Observer: $600 a day. Insurance: average $1K a trip. Lease of fish: $6K-$8K. Ice: $400-$1K per trip.

Disclaimer: These figures are based on past 20 years of experiences. Of course it is fishing, so it greatly depend on many other factors, but these reflect very real situations and goals.

Investor Q&A

– COLLAPSE ALL

What does your company do?

The San Giovanni is a third-generation, family-run commercial fishing boat. Our family has been catching fish on her, over 70 different species, out of Monterey Bay since 1959. When my father-in-law passed away four years ago, operations stopped as ownership was transferred to my wife and me. Now, we're raising funds to finish refurbishing the iconic all-wooden boat so we can get back on the water and start fishing.

Where will your company be in 5 years?

My wife's family has been fishing for generations. In the past 100 years since her grandfather began fishing in Sicily, we've been through hardships – World War II, tragic deaths at sea, recessions and more – but commercial fishing is our lifeblood. Our ambition is to fish for generations more, passing this boat and lifestyle onto our children sustaining our local economy, ecosystem, and our traditions. We want to bring the boat back to its full potential.

What is San Giovanni?

The San Giovanni is a commercial fishing boat. It's a commercial fishing operation that's been a staple of Monterey commercial fishing fleet for almost 60 years.

Who is the team behind San Giovanni?

My wife, Elizabeth Pennisi-Nozicka, and I own it. The boat has been in my wife's family since 1959 and has been fishing in Monterey ever since. I've been the first mate and the skipper on the boat for the last 20 years. Over the last two years, ownership has been transferred to our family. We're starting the business over on the next generation. So, the boat is a third-generation family business.

So, it's the same business, just with a transfer of ownership?

Yes. We started a new LLC. My father-in-law passed away four years ago, and his wish was to transfer the boat to his daughter and me. So, we are pretty much starting over and trying to keep the family business going.

Why are you looking at raising capital?

Last year, we started refurbishing the boat, as a lot of repairs were needed. It's a 70-foot wooden boat that's 75 years old and hasn't been fished for four years. Since the death of my father-in-law, we were not able to do anything until all the paperwork got sorted out. So, we just need to finish fixing it up. We fixed the bottom, and now I'm refurbishing the inside of the boat, but we still need a little bit more to get it finished. You need a lot of capital to run a commercial fishing business, but it provides a reasonable amount of revenue once you get it running. So, we just need to get it finished and start fishing, basically.

How much more capital do you need to raise?

Our goal is to raise $100,000.

Is the boat operational right now?

It's operating. It's running, but it still needs to get finished.

Do you have projections on what the revenue will be?

I've been in the industry for quite a long time, so I know the dynamics of it. My projections are about $500,000 gross receipt a year, and there are prospects that could be $750,000. Under current circumstances with the restrictions and regulations that exist, there are a lot of expenses that would be included in there, but it would still provide a lot of room for a nice profit.

Once we reach over $400,000 gross, we are doing a decent amount of profit. We were doing close to when we stopped fishing. That's why I'm starting my projections there, but our circumstances and the market are a little bit different now. So, with us being able to fish full time now, we can fairly easily reach $500,000.

What are the major market changes?

Five years ago, the entire fishery was certified as sustainable by Marine Stewardship Council MSC. Now, our fish is desirable around the world because the Monterey Bay Aquarium and environmental groups support our products since we are a stable, sustainable, well-managed, and well-harvested fishery. We really had to battle the market, because a lot of markets were turning their back on us until five or six years ago. Now, it's turning around, and new doors are opening.

What does it mean that the fishery has been certified as sustainable? Is it not San Giovanni that's been certified, but the fishery that you are part of?

There's a fleet of about 120 boats fishing and operating in the West Coast region between California and Washington right now, and we're a part of that. It's called a groundfish fishery. It's a West Coast groundfish sector, basically, and the way it's being managed now is that we carry observers 100% of the time on the boat. We have to pay for all of them, so we have a lot of expenses because of these certifications and everything that led to the certification. We had to really open up to the world and even have extra scrutiny on every boat to provide the information and show how we do things. For instance, every pound of fish that we catch has been allocated and is accounted for. So, there is no discard. Everything is watched very closely, and because it's being managed so closely and with such a tight hand, people really cannot object to anything. It's managed with such a scientific oversight and rigor that there is really no room for mistakes. We can't ever reach a level of overfishing or catching too much fish in the ocean.

Are you then able to charge a premium because you're certified as sustainable?

Yes. At this very point, there is no other groundfish fishing vessel in Monterey. There are only a handful of boats between Morro Bay and San Francisco. So, it's a very desirable product. There are a lot of people waiting for the fish to be delivered from the boat.

When everything is up and running and you guys are fishing, what does the typical trip look like?

Well, it varies at different times of the year, but in the last 15 years or so, the typical trip would be about two days, sometimes two-and-a-half. Very seldomly we would do three-day trips, but not that often. And in two or three days, we would be bringing anywhere between 30,000 or 40,000 pounds of fish for a value of around $20,000. Those trips usually happened once a week. And then, it all depends on how the markets are able to handle our fish.

$20,000 in revenue once a week is around $1 million a year. What brings the revenue down to $500,000 annually?

Sometimes you cannot make it every week because of the weather. And a lot of times, the market stops you from fishing. For instance, when crab season starts, the markets are flooded with crab, or during Thanksgiving season, nobody eats fish. We normally did a one-day trip also, where you bring like $6,000 worth of fish in one day if you can, but those day trips are fading away because of the situation in the market and regulations and extra costs. Because we have to pay for the observers, you have to stay an extra day to pay for the extra expense. Also, we have to pay for the leases of the fish. A lot of the fish have to be leased before you catch them, so there are a lot of extra steps.

How many people are on the boat?

Usually, we have a captain and two or three crew members, and an observer. So, there are usually four or five people, at the most.

What kinds of fish do you catch?

We catch about 70 different species of fish. We catch rock cod out here. Some people call them West Coast snapper. Flatfish, Petrale sole, sanddabs, dover soles, rock soles, different types of rockfish. There are about 20 different species of rockfish alone, and then another 20 different species of flatfish, halibut, which we fish in very shallow waters, out in San Francisco, around the Golden Gate. So, it's a great variety, and we can do all that during the same trip. Everybody finds their favorite in there.

How do you sell? Who are your customers?

Normally, we have one big buyer who buys the whole haul. In the past, my wife's family had a fish business here on the wharf. The Royal Seafood fish market in Monterey was our main buyer for years and years. Then, in the last 10 years, we had to start looking in different directions because the fishery has changed. We had to start catching some different type of fish, which are more focused on volume, like Dover sole, and so we had to start looking for different buyers. You need to have one big buyer, or you can sell half the catch yourself. That's what we've been doing and what a lot of fishermen have been doing lately. They've started marketing their own fish to wholesalers and restaurants.
We have a retail here on the wharf in Monterey. We have a retail store and we have a little processing plant still with my brother-in-law. And so, you have to be very flexible to be able to move that amount of fish, and that's where a lot of the restrictions also came from in the past. You really cannot utilize the full potential of the boat unless you have a really developed market, and those markets were hit in the last 20 years. Now it's turning around.

And is that going to be a challenge for you, since you haven't been fishing for the last four years?

Actually, we have a lot of people begging us to go fishing, so I think we will be okay.

Are those big customers, like Royal Seafood that you mentioned, or smaller companies, like restaurants?

We still have the same customers in San Francisco Bay. We have big wholesalers, a nice database, and a network of people that we used to sell to. Also, we have Royal Seafood, and there is a new big plant that is being developed with quite a big prospect here in Monterey. We are actually looking forward to it because it's looking really good, so I'm pretty confident it's going to be better than it was in the past.

How do you get the product to the customers?

Some people send trucks, and we deliver to some people ourselves.

Are you planning on adding another boat?

No, one boat is enough. If we are able to grow and really reach the full potential of the boat, there will be more than enough for anything. The last 30 years, the boat never reached its full potential because of regulations. There is a lot of room for us to really improve it. My plan is to put better equipment on it, be more efficient in it, have an ice machine on it, and a refrigeration. There is always room on the boat to improve and continue that legacy.

What's your background?

I came here in 2000. I was born in the Czech Republic and worked as an electrician there. And then, I came here to the States. When I came to Monterey, around 20 years ago, I got hired on the boat, and I started as a deckhand and worked myself up to the skipper position. In between, I married Elizabeth, who was the daughter of Giuseppe, the owner at that time. Now we have three children. They helped me on the boat when the boat was hauled out this year. They are the fourth generation on the boat. I really enjoyed fishing, so I learned as much as I could about the boat, the equipment, the nets, and the fishery. I had a great mentor in my father-in-law, who taught me pretty much everything there is to know about the fishing grounds, fishing methods, and fishing gear, and it really captivated me. I fell in love with it.

As we got more involved in the fishery, we started educating people about fishing, because we saw a great need for it. We started going to schools along the way and teaching children about fishing. We attended festivals, where I taught kids how the fisherman does things. Including teaching them how to mend a net. Once every semester, I go to the university here and talk to the students there about fishing. So, the passion from fishing flowed over into our civil life. My wife and I founded a nonprofit group here called People United for American Commercial Fisheries, and we started educational festivals here that included exhibits and fundraisers. We were also invited to Morro Bay for their big Harbor Festival. We packed up our traveling exhibits and our children and went down there for several years in a row. And then, four years ago, when my father-in-law passed, it stopped everything. In between fishing, I have a business as a general contractor, so I was focusing on that to support my family, all while still working on the boat a little at a time. About a year ago, we were able to fully focus on the boat, so we hauled the boat out and started fixing it. Now I'm getting excited about the prospects of going fishing again. I've been looking forward to it.

How have you been developing the business side, in terms of customer development and marketing?

Because of the way we fished the market did a lot of selling over the phone. I also did some of the selling over the phone. I would cut the fish and deliver it myself at times. My wife helped me out sometimes, and she was also greatly involved in the nonprofit, the exhibits, and the fundraisers. She really got involved in that side of it, organizing all those events, and I was helping her with that. So, we developed a pretty good team between the two of us.

What attracted you to the idea of raising money on Wefunder?

It seems like a great way for people to invest in something that's local and for the local people who do business, like us, to provide something back in the community.

Is there anything else that you'd like people to know?

In 2004, Elizabeth lost her brother at sea, and we have been organizing events to raise funds to build a Lost at Sea Memorial here in Monterey. That's part of what our nonprofit does. We also did exhibits around town at different museums, and the city let us do an exhibit at the old train station. Elizabeth's parents had a Marine Hardware Store for over 30 years in the old train station building so for her family, using that building was like having the exhibit at home. We were scheduled to do an exhibit for a week there, and it ended up being six weeks. We had a special request from the community to extend the exhibits. Then we had a volunteer sponsor to cover the insurance on the extension of the exhibit. Over 6,000 people came to visit the exhibit in the six weeks it was open. There was a lot of people in the community that come together there and shared their family fishing stories with each other. We did some fundraisers, and the lost at sea memorial morphed out of those exhibits. We always had the names of those lost at sea as part of our exhibits, and we saw that there was a need in the community for it. We're very community-oriented, and we're very education-oriented. I just talked to some second graders the other day about fishing. Any time we're invited to a school, we go and talk to kids, from kindergarten up to college age, so there's no one that we won't talk to if they want to talk to us about fishing. We love the community outreach part of what we do. We bring fishing nets and gear to the classrooms and then after we talk, the kids get to try on the gear and play in the net. Those are always the highlights for everyone. There's always one child who gets his foot, shoe and all, stuck in the boots. But, they never seem to mind. We usually talk about our fishery and other fisheries. We also talk about fishing history here in Monterey Bay. We bring books and pictures with us to help the kids visualize what we are saying. There is a lot that people don't know about fishing. Education is really what we enjoy doing. As well as taking our traveling exhibits down to the Morro Bay Harbor festivals, we've had our exhibits here at Monterey's Whalefest. We haven't participated in those events in a few years, but did all of that before my father in law died. We like to go out into the community.

Can you talk about deep-rooted passion that has kept you committed to getting the boat back on the water, despite the tragedy of your brother-in-law's death?

The San Giovanni was named after my wife's grandfather. He was from Sicily, and he came to the United States at about the turn of the century. He had fished all over the world. When World War II broke out, my wife's father, who was about one at the time, was in Sicily with his two older sisters and mom, and her grandfather was here in the Bay Area. They got separated in that way. He owned a boat with his partner at the time, but they were put into a working camp because they were Italian and weren't allowed to go within four blocks of the water. He had to become a carpenter, and they let him leave the camp to work, but he couldn't go fishing, so he and his partner had to depend on friends to go check on their boat for them.

After the war, her grandfather sent for his family, and that's how her father came here. Fishing is what her family has done for generations, not just here, but even in Sicily. They've had very difficult things happen, like losing her brother at sea, but this is what their family tradition is. And, this is their family boat. It is very special because it's named after her grandfather and has been in her family since 1959. It's very important to us. When our children were down there helping to restore the boat they felt the special family history this boat carries with her. They were pulling nails out. They were painting. That's how it is. You pass it on to the next generation. Fishing is our lifeblood, and so this is what we do.

Financials

San Giovanni has financial statements ending December 31 2019. Our cash in hand is $27,412.16, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,600/month.

At a Glance

January 1 to December 31

$0	-$36,319	$59,933
Revenue	Net Loss	Short Term Debt

$59,933	$27,412
Raised in 2019	Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The San Giovanni is a third-generation, family-run commercial fishing boat. Our family has been catching fish on her, over 70 different species, out of Monterey Bay since 1959. When my father-in-law passed away four years ago, operations stopped as ownership was transferred to my wife and me. Now, we're raising funds to finish refurbishing the iconic all-wooden boat so we can get back on the water and start fishing.

My wife's family has been fishing for generations. In the past 100 years since her grandfather began fishing in Sicily, we've been through hardships – World War II, tragic deaths at sea, recessions and more – but commercial fishing is our lifeblood. Our ambition is to fish for generations more, passing this boat and lifestyle onto our children sustaining our local economy, ecosystem, and our traditions. We want to bring the boat back to its full potential.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

F/V San Giovanni LLC was incorporated in the State of California in January 2017.

Since then, we have:

- Projected $400K to $750K in revenue each year, $240K in yearly expenses.

- Capable of $20,000 worth of fish in a three-day trip.

- One of 120 boats in the Certified Sustainable West Coast Groundfish Trawl Fishery.

- Third-generation family business.

- 70-foot wooden boat, 75 years old.

- The F/V San Giovanni LLC owns California State Halibut trawl permit and lease for Federal Limited Entry Trawl permit. These two permits allow the boat operate all year round without seasonal restrictions.

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $124350.83, including $27412.16 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $ and net income of $-36318.87 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $59933 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

F/V San Giovanni LLC cash in hand is $27412.16, as of December 31, 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,600/month, for an average burn rate of $2,600 per month. Our intent is to be profitable in 12 months.

in january 2018 we started to prepare the vessel for major overhaul. in march 2018 we have hauled the vessel at Monterey Bay Boatworks, replaced damaged parts of the boat and have done a lot of repairs. Refurbished fuel tanks, repaired and restored main winches, mast was restored, new net reel frames are being built.Main deck was restored, cabin, fresh water tanks, engine room. All these repairs were costly expenses. In 2017 we were staging the company and the boat for this years process. in all we have spent about $70 K on all these repairs so far this year

we will be spending more money on finishing the rest of the restoration work on the boat. Most of this work is being financed by our personal finances.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-29%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	$0	22%
Revenue to Receivables:	**Debt Ratio:**	
~	48%	

FV San Giovanni 2019 Financial Statements.pdf

Final Financial Statements and Report.pdf

Risks

1. Inclement Weather: through out the year there are periods of bad weather, during which the boat cannot fish at all, or sporadically.

2. Seasonal market demands: During the year there are different aspects regulating the demands for different species of fish. Some of these can affect the operation of the San Giovanni. Example: Crab season starts and demand for ground fish(primary catches of San Giovanni) drops at times for several weeks. Different holidays, such is 4th of July, Thanksgiving etc are primarily low fish demand periods on the fresh fish markets.

3. Markets - what can be sold, where, how much.

   The Company is depending on supply chains outside of it's own operations for production, and delays in those supply chains could adversely affect business

4. Regulations. The San Giovanni operates in two fisheries. One is federally regulated ground fish fishery, the second is California State Halibut trawl fishery. Both of these fisheries are heavily regulated and watched and occasionally some of the regulations slow down, restrict, or in extreme cases shot either fishery down for periods of time, or close fishing grounds etc.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6. Commercial fishing is expensive venture. Fishing boats are equipped with heavy and very expensive machinery. and fishing gear. Engines, lifts, motors, they all can fail and brake at any moment. Fishing nets and other gear can get lost, or destroyed costing thousands. Replacements and fixes can last weeks, or even months to operate again.

7. Commercial fishing is very risky and dangerous business. Boats can get lost and be destroyed as well and sometimes as our own lives too.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
jiri nozicka	skipper, manager @ FV San Giovanni llc	2017
elizabeth pennisi-nozicka	manager-member @ F/V San Giovanni llc	2017

Officers

OFFICER	TITLE	JOINED
jiri nozicka	Boat Captain, Managing Member	2017
elizabeth pennisi-nozicka	Managing Member	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
elizabeth pennisi-nozicka	Membership Interests	75.0%
jiri nozicka	Membership Interests	24.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$59,933	Simple Loan

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$51,000	52% will be used to finish the vessel for fishing, 40% will be used for working capital. 5% Wefunder, 3% market share
$107,000	52% to get the San Giovanni fishing again. 40% for working capital. 5% to Wefunder. 3% to market the raise.

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

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